UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File No. 0-53646

Novicius Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

TABLE OF CONTENTS

1.          Novicius Corp., Material Change Report dated February 14, 2018 for a News Release dated February 13, 2018, as filed on Sedar on February 14, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 14, 2018	NOVICIUS CORP.

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Novicius Corp. (“Novicius” or the “Company”)

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

February 13, 2018

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on February 13, 2018, and disseminated using Access Wire.

Item 4.	Summary of Material Change

The Company announced that, further to its press release of February 12, 2018, the Company has postponed until further notice the implementation of its share consolidation on the basis of one (1) new common share for every two (2) old common shares (the “Consolidation”) and name change to Grown Rogue International Inc. (the “Name Change”).

Item 5.	Full Description of Material Change

The Company announced that, further to its press release of February 12, 2018, the Company has postponed until further notice the implementation of its share consolidation on the basis of one (1) new common share for every two (2) old common shares (the “Consolidation”) and name change to Grown Rogue International Inc. (the “Name Change”). The Consolidation and the Name Change will no longer be effective February 21, 2018, and the implementation of the Consolidation and the Name Change will be subject to the entering into of a definitive agreement and the receipt of all required approvals (including the approval of the Canadian Securities Exchange) for the proposed transaction between the Company and Grown Rogue Unlimited, LLC, as disclosed in the Company’s press release of September 28, 2017.

The ISIN number and the CUSIP number and trading symbols of the Company remain unchanged.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, Chief Financial Officer

Telephone:      416 364-4039
Facsimile:        416 364-8244

Item 9.	Date of Report

February 14, 2018

Schedule “A”

For immediate release

POSTPONED COMMON SHARE CONSOLIDATION AND NAME CHANGE

TORONTO, ON / ACCESSWIRE / February 13, 2018 / NOVICIUS CORP. (OTC QB: NVSIF and CSE: NVS) (“Novicius” or the “Company”) announces today that, further to its press release of February 12, 2018, the Company has postponed until further notice the implementation of its share consolidation on the basis of one (1) new common share for every two (2) old common shares (the “Consolidation”) and name change to Grown Rogue International Inc. (the “Name Change”). The Consolidation and the Name Change will no longer be effective February 21, 2018, and the implementation of the Consolidation and the Name Change will be subject to the entering into of a definitive agreement and the receipt of all required approvals (including the approval of the Canadian Securities Exchange) for the proposed transaction between the Company and Grown Rogue Unlimited, LLC, as disclosed in the Company’s press release of September 28, 2017.

The ISIN number and the CUSIP number and trading symbols of the Company remain unchanged.

About Novicius Corp.

Novicius Corp is an emergent Media and Internet company that focuses on the experience of the website user. The Company’s strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

For further information, please contact:

Ritwik Uban, President

Investor Relations: NVSCorpIR@gmail.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244